

A Brand Like a Friend

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


03024241

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com
Ihre Nachricht / your message

Datum
2003-06-27

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's Press Release: "Henkel wins Platinum Award for its 2002 Annual Report".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

T. Kühn H. Nicolas

dlw 7/2

Encl.

Henkel
A Brand like a Friend

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27.06.2003 14:39
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An: DE-DUS-VL-KGaA-FK1-1, DE-DUS-VL-KGaA-FK2-1, DE-DUS-VL-KGaA-FK2-2, DE-DUS-VL-KGaA-FK2-3, DE-DUS-VL-KGaA-FK2-4
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Thema: Press Release "Henkel wins Platinum Award for its 2002 Annual Report"

Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Henkel wins Platinum Award for its 2002 Annual Report", which we just distributed to the media.

With my very best regards

Ernst Primosch

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Award from the League of American Communications Professionals (LACP)

Henkel wins Platinum Award for its 2002 Annual Report

In the competition for the world's best annual report, initiated by the League of American Communications Professionals (LACP), Henkel took first place in the "Consumer and Retail" category, this time topping the list of the 100 best annual reports.

Düsseldorf/San Diego – As in the year before, the League of American Communications Professionals http://www.lacp.com) rated the Henkel Annual Report as the number one financial publication in the "Consumer and Retail" category. For the first time, Henkel topped the list of the 100 best annual reports, thus finishing ahead of numerous international, well-known companies. The LACP evaluated a total of more than 900 annual reports. The judges awarded Henkel the maximum 10 points to four of the evaluation criteria, namely Report Narrative, Report Financials, Creativity and Information Accessibility. Message Clarity and Report Cover both scored 9 points, while the Letter to Shareholders gained 8 out of 10 points.

"This placing is a terrific success and shows that in terms of our financial reporting we make also our shareholders' lives easier, better and more beautiful", states Ernst Primosch, Vice President of Corporate Communications. "We have thus fully reached the goal we set ourselves in the previous year: to sustainably improve our ranking."

The 2002 Henkel Annual Report was presented at the company's annual press conference on March 5, 2003, and contains 100 pages. The editorial work was carried out by Henkel Corporate Communications in cooperation with Investor Relations and Financial Controlling/Accounting.

"Henkel - A Brand like a Friend". Henkel is a leader with brands and technologies

75 countries. In the first quarter 2003, the Henkel Group generated sales of 2.3 billion euros and an operating profit (EBIT) of 168 million euros. 50,000 employees work for the Henkel Group worldwide. Henkel brands and technologies are available in 125 countries around the world.

June 27, 2003

Contact:
Henkel Group
Corporate Communications
Ernst Primosch
Phone: +49-211-797-3533
Fax: +49-211-798-2484

Lars Witteck
Phone: +49-211-797-2606
Fax: +49-211-798-2484

Email: press@henkel.com
Internet:press.henkel.com

Presseinformation

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